EXHIBIT 35.1

SERVICER COMPLIANCE STATEMENT OF
TOYOTA MOTOR CREDIT CORPORATION

I, Scott Cooke, certify that:

(a)          A review of Toyota Motor Credit Corporation’s activities and of its performance under the Sale and Servicing Agreement, dated as of February 12, 2020 (the “Sale and Servicing Agreement”), among Toyota Auto Finance Receivables LLC, as seller, Toyota Motor Credit Corporation, as servicer (in such capacity, the “Servicer”) and sponsor, and Toyota Auto Receivables 2020-A Owner Trust, as issuer, during the period from February 12, 2020 to December 31, 2020 has been made under my supervision.

(b)          To the best of my knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Sale and Servicing Agreement in all material respects throughout the aforementioned period.

March 24, 2021

By:  /s/ Scott Cooke
Scott Cooke
Group Vice President and Chief Financial Officer
Toyota Motor Credit Corporation, as Servicer of
Toyota Auto Receivables 2020-A Owner Trust